United States securities and exchange commission logo





                               October 10, 2023

       Fred Tannous
       Chief Executive Officer
       Nexscient, Inc.
       2029 Century Park East, Suite 400
       Los Angeles, California 90067

                                                        Re: Nexscient, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 15,
2023
                                                            File No. 333-274532

       Dear Fred Tannous:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed September 15, 2023

       Cover Page

   1. Please disclose that there can be no assurance that you will be able to sell any of the shares being offered.
       Corporate History and General Information about the Company, page 6

   2. Please disclose that you have not generated any revenue to date and that you have not yet developed your software
platform.
       Prospectus Summary, page 6

   3. You claim that your software does not rely on large historical data sets, yet in the following sentence, you
claim that your advanced machine learning/AI algorithms
                                                        combine streaming data
with historical information. Please reconcile.
 Fred Tannous
FirstName
Nexscient, LastNameFred Tannous
           Inc.
Comapany
October 10,NameNexscient,
            2023          Inc.
October
Page 2 10, 2023 Page 2
FirstName LastName
Risk Factors, page 10

4. Please add a risk factor disclosing any potential conflicts of interest that may arise from the outside business activities of your chief executive officer and your chief operating officer. Also, specify the amount of time they will devote to your business activities and the nature of any material conflicts of interest that may exist as a result of them working for your company on a part-time basis.
To date, we have not generated revenues from operations. . ., page 14

5. Please disclose in this risk factor that there is no minimum amount of shares you must sell for this offering to proceed.
Products & Services, page 35

6. Please tell us the estimated cost to the company of development and production of the
         Nexscient Nodes, including the number of sensors the company plans to produce within the next twelve months. Disclose whether these estimated costs exceed the anticipated amount of proceeds. State, if true, that if you raise only a nominal amount of proceeds, then you may be unable to implement your business plan, including production of the
         Nexscient Nodes, and may have to suspend or cease operations, in which case investors may lose their entire investment.
Management's Discussion and Analysis
Liquidity and Capital Resources, page 49

7. Please explain how you determined that your minimum estimated expenses over the next
         12 months will be approximately $360,000 given the anticipated monthly burn rate of
         $46,500 as disclosed on page 49. Also, revise your discussion of the estimated timeline for your proposed milestones to include an estimate of the cost or range of costs to complete each milestone. In addition, explain how achievement of such milestones may be impacted based on the number of shares sold in this Offering.
Cash Requirements, page 53

8. Please explain further your statement that current cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of the maximum amount of shares being offered hereunder will be sufficient to meet your anticipated cash needs for the next 48 months considering you estimate maximum expenses of approximately $3.0 million in the next 12 months. Revise your disclosures as necessary, and ensure you address how scaled operations and/or cash flows from operations may impact your ability to meet future cash requirements.
 Fred Tannous
FirstName
Nexscient, LastNameFred Tannous
           Inc.
Comapany
October 10,NameNexscient,
            2023          Inc.
October
Page 3 10, 2023 Page 3
FirstName LastName
Executive Compensation, page 58

9. Please include the stock award received by Michael Portera in the summary compensation table.
Certain Relationships and Related Transactions, page 60

10. We note that you have entered into several transactions with related parties including the consulting agreement with MJP Consulting, LLC. Please file these agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Recent Sales of Unregistered Securities, page 72

11. You disclose that you relied on Regulation D under the Securities Act to issue unregistered securities. Please advise why it appears that you did not file a Form D with the Commission for these transactions.
General

12. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.
13. Please ensure that your prospectus accurately reflects the current status of any products or services that you offer or plan to offer and carefully distinguishes actual accomplishments from your plans. For example, please revise the Risk Factors, Description of Business, and Management's Discussion and Analysis sections to clarify the status of your
         Nexscient Nodes and corresponding platforms. In this regard, we note your statements on page 32 that regarding the operational and financial benefits that can be realized from using the Nexscient System and that Nexscient delivers multiple intangible benefits. To the extent any products or services you hope to provide are not fully developed, revise to describe the status of your developmental efforts, any potential difficulties that may preclude you from completing development and the expected costs of development.
         Include a more detailed discussion in your business section and
management   s discussion
         and analysis, as applicable.
14. Your disclosure identifies Industrial Internet-of-Things, Artificial Intelligence, and Cloud-
         computing technologies throughout. Please provide a brief explanation of how the company intends to utilize each within their services.
 Fred Tannous
FirstName
Nexscient, LastNameFred Tannous
           Inc.
Comapany
October 10,NameNexscient,
            2023          Inc.
October
Page 4 10, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology